CI Financial

07026062

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2007
WASH. D.C. 182 SECTION

August 1, 2007

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

**Re: CI ~~Financial Income Fund~~ Fund Management Inc., as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\ci\mjk\letters\sec-ltr.doc

RECEIVED
AUG 0 8 2007
182
PROCESSING SECTION
WASH, D.C.

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.

(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date August 1, 2007

By [signature]
(Signature) *

Michael J. Killeen, Senior Vice-President, General Counsel and Corporate Secretary

* Print the name and title under the signature of the signing officer.

SEC 1815(05-06)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: HYB: UN**

DDJ High Yield Fund announces redemption deadline

TORONTO (July 3, 2007) – CI Investments Inc. ("CI"), the manager of DDJ High Yield Fund (the "Fund"), announced today that the deadline for redemption requests is July 31, 2007.

Unitholders of record as of July 31, 2007 may redeem or sell their units to the Fund at net asset value, calculated as of August 15, 2007, by giving notice through Computershare Investor Services Inc. by 4 p.m. Eastern time on July 31. Payment of the redemption will be made on August 30, 2007.

The August redemption right is a result of a decision by unitholders in October 2005 to extend the term of the Fund by 10 years to August 15, 2017, to allow it to take full advantage of a new mandate. The new mandate allows the Fund to invest in high yield debt securities on a global basis, rather than to invest primarily in high yield debt of Canadian issuers. The redemption right accommodates those unitholders who do not wish to participate in the Fund beyond its originally scheduled termination date of August 15, 2007.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund while preserving capital. The Fund also seeks capital appreciation through investing in securities with potential for appreciation.

Under the guidance of investment advisor DDJ Capital Management, LLC, the Fund has achieved an excellent performance record within the high-yield category. For the periods ending May 31, 2007, the Fund has achieved an average annual return, based on net asset value and including distributions, of -1.0% over one year, 5.7% over three years, 9.2% over five years and 6.0% since inception (August 1997).

DDJ Capital Management, LLC of Waltham, Massachusetts, is a registered investment advisor specializing in distressed and high-yield securities and special situation investing. It manages US$2.0 billion in high-yield assets and has total assets under management of $3.1 billion.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.7 billion in fee-earning assets as of June 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information, contact:
David R. McBain
Senior Vice-President, CI Investments Inc.
(416) 364-1145

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 8 2007
WASH, D.C.
182

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for June

TORONTO (July 3, 2007) – CI Financial Income Fund ("CI") today reported assets under management of $69.5 billion and total fee-earning assets of $98.7 billion at June 30, 2007. During the month, CI had gross sales of $911 million and net sales of $142 million. For the first six months of the year, CI had gross sales of $6.4 billion and net sales of $1.5 billion.

Assets under management consisted of investment fund assets at CI Investments Inc. and United Financial Corporation of $65.0 billion and other assets under management of $4.5 billion, representing CI's structured products and assets at KBSH Capital Management Inc. and Lakeview Asset Management Inc. CI also reported administered/other assets of $29.2 billion, which includes $17.3 billion in assets under administration at Assante Wealth Management (Canada) Ltd. (net of assets under management at United Financial), assets under administration at Blackmont Capital Inc. of $10.1 billion, as well as institutional assets at Trilogy Global Advisors, LLC that generate fees for CI.

Morningstar Canada announced in June that CI Investments continued to lead the industry with 42 mutual and segregated funds holding the top five-star rating at May 31, 2007.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

In other matters, CI will release its financial results for the second quarter of 2007 on Thursday, August 2, 2007 on Canada Newswire and www.ci.com/cix.

CI FINANCIAL INCOME FUND June 30, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$586	$537	$49
CI money market	121	75	46
TOTAL CI Investments	$707	$612	$95
TOTAL United Financial	$154	$154	$0
TOTAL structured products	$50	$3	$47
TOTAL CI	$911	$769	$142

FEE-EARNING ASSETS	May 31/07 (millions)	June 30/07 (millions)	% Change
CI mutual/segregated funds	$55,533	$55,121	-0.7%
United Financial funds	10,135	9,921	-2.1%
	$65,668	$65,042	-1.0%
Structured products/other funds	4,503	4,460	-1.0%
TOTAL assets under management	$70,171	$69,502	-1.0%
CI administered/other assets	1,833	1,839	0.3%
Assante assets under administration (net of United funds)	17,323	17,323	0.0%
Blackmont assets under administration	10,023	10,062	0.4%
TOTAL FEE-EARNING ASSETS	$99,350	$98,726	-0.6%

AVERAGE ASSETS UNDER MANAGEMENT	May 31/07 (millions)	June 30/07 (millions)	% Change
Monthly	$70,113	$69,656	-0.7%
Quarter-to-date	$69,542	$69,580	0.1%
Fiscal year-to-date	$66,064	$66,659	0.9%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average assets	$58,735	$66,659	13.5%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,961,738	Bank debt	$772
Trust units	139,310,709	Cash & marketable securities	(41)
Total outstanding units	286,272,447	Net debt outstanding	$731
Quarter-to-date weighted average units outstanding	282,878,226	Net debt to annualized EBITDA (most recent quarter)	1.00:1
Yield at $27.10	8.0%	In-the-money equity comp. liability (net of tax)	$23
In-the-money options	3,456,392	Terminal redemption value of funds	$779
Percentage of all options	92%	Quarter-to-date equity-based compensation*	$2
All options % of units	1.3%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($27.60) to June 30, 2007 ($27.10).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	47%	**Asia**	4%
United States	22%	**Other**	3%
Europe	13%	**Cash**	11%

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: BOI.UN**

CI Global Opportunities II Fund announces termination and final redemption

TORONTO (July 3, 2007) – CI Investments Inc. ("CI"), the trustee of CI Global Opportunities II Fund (the "Fund"), announced that the Fund terminated as scheduled on June 30, 2007. Unitholders will receive their pro rata portion of the Fund's assets as calculated on the close of business on June 29, 2007, as a redemption, on or about July 13, 2007. The total net asset value of the Fund on June 29 was $10,912,155.17 and there were 1,287,481 units outstanding. Accordingly, each unit was valued at $8.4756. No final distribution of the Fund's net income and net capital gains was made prior to the termination date.

Units of the Fund (symbol BOI.UN) discontinued trading on the Toronto Stock Exchange at the close of business on June 28, 2007.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.7 billion in fee-earning assets as of June 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information:
CI Investments Inc.
(416) 364-1145 or 1-800-268-9374

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: HYB: UN**

DDJ High Yield Fund announces redemption deadline

TORONTO (July 3, 2007) – CI Investments Inc. ("CI"), the manager of DDJ High Yield Fund (the "Fund"), announced today that the deadline for redemption requests is July 31, 2007.

Unitholders of record as of July 31, 2007 may redeem or sell their units to the Fund at net asset value, calculated as of August 15, 2007, by giving notice through Computershare Investor Services Inc. by 4 p.m. Eastern time on July 31. Payment of the redemption will be made on August 30, 2007.

The August redemption right is a result of a decision by unitholders in October 2005 to extend the term of the Fund by 10 years to August 15, 2017, to allow it to take full advantage of a new mandate. The new mandate allows the Fund to invest in high yield debt securities on a global basis, rather than to invest primarily in high yield debt of Canadian issuers. The redemption right accommodates those unitholders who do not wish to participate in the Fund beyond its originally scheduled termination date of August 15, 2007.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund while preserving capital. The Fund also seeks capital appreciation through investing in securities with potential for appreciation.

Under the guidance of investment advisor DDJ Capital Management, LLC, the Fund has achieved an excellent performance record within the high-yield category. For the periods ending May 31, 2007, the Fund has achieved an average annual return, based on net asset value and including distributions, of -1.0% over one year, 5.7% over three years, 9.2% over five years and 6.0% since inception (August 1997).

DDJ Capital Management, LLC of Waltham, Massachusetts, is a registered investment advisor specializing in distressed and high-yield securities and special situation investing. It manages US$2.0 billion in high-yield assets and has total assets under management of $3.1 billion.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.7 billion in fee-earning assets as of June 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information, contact:
David R. McBain
Senior Vice-President, CI Investments Inc.
(416) 364-1145

CI Investments
2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Investments announces the launch of CIBC CI Enhanced Return Notes, Series 1, providing the opportunity for enhanced exposure to Signature Income & Growth Fund

TORONTO (July 4, 2007) – CI Investments Inc. today announced the launch of CIBC CI Enhanced Return Notes, Series 1, a new investment product that provides Canadian investors with the potential for enhanced exposure to Signature Income & Growth Fund.

The enhanced return feature of the Notes provides investors with 150% of any positive return of the Fund at the maturity, but only 100% of any negative return of the Fund (net of fees and based on $95.00 per Note). This feature allows investors to enjoy the benefit of leveraged upside, but without the disadvantage of leveraged downside. In addition, any distributions by the Fund are notionally reinvested in the Note structure, providing the potential for additional tax-deferred growth.

The Notes have an eight-year term to maturity and are not principal protected.

The fund's portfolio is managed by Signature Advisors, led by Eric Bushell and James Dutkiewicz. Mr. Bushell, Chief Investment Officer of Signature Advisors, has 14 years of investment industry experience. Mr. Dutkiewicz, Portfolio Manager, has 15 years of experience in analyzing and trading bonds.

CIBC CI Enhanced Return Notes, Series 1, are available for sale until August 9, 2007 through registered dealer representatives, and are eligible for registered plans. The minimum purchase is $5,000. Detailed information regarding the CIBC CI Enhanced Return Notes, Series 1, is contained in a base shelf prospectus dated April 11, 2007 and a related pricing supplement dated June 18, 2007 of Canadian Imperial Bank of Commerce and filed on www.sedar.com. They also may be obtained through registered dealer representatives authorized to distribute these securities.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.7 billion in fee-earning assets as of June 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information:
David R. McBain, Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, 12 ième étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Placements CI annonce le lancement des Billets à rendement amélioré CI, série 1, de la CIBC, qui offrent une meilleure exposition au Fonds de croissance et de revenu Signature

TORONTO (le 4 juillet 2007) – CI Investments Inc. a annoncé aujourd'hui le lancement des Billets à rendement amélioré CI, série 1, de la CIBC, un nouveau produit d'investissement qui offre aux investisseurs canadiens le potentiel d'une exposition accrue au Fonds de croissance et de revenu Signature.

La caractéristique de rendement amélioré des billets procure aux investisseurs un taux de participation de 150 % de tout rendement positif du Fonds à l'échéance du billet, mais limite à seulement 100 % le taux de participation de tout rendement négatif (après la déduction des frais et sur la base de 95,00 dollars par billet). Cette caractéristique permet aux investisseurs de profiter des avantages de l'effet de levier sans les inconvénients baissiers de celui-ci. De plus, toutes les distributions assurées par le Fonds sont nominalement réinvesties dans la structure du billet, offrant ainsi le potentiel d'une croissance additionnelle à imposition reportée.

Il s'agit de billets avec une durée de huit ans jusqu'à l'échéance dont le capital n'est pas protégé.

Le portefeuille du Fonds est géré par Signature Advisors, sous la direction d'Eric Bushell et de James Dutkiewicz. M. Bushell, directeur des placements de Signature Advisors, compte 14 ans d'expérience dans l'industrie des placements. M. Dutkiewicz a 15 ans d'expérience dans l'analyse et la négociation des obligations.

Les Billets à rendement amélioré CI, série 1, de la CIBC sont en vente jusqu'au 9 août 2007, par l'entremise d'agents de courtage inscrits, et sont disponibles pour les régimes enregistrés. Le placement minimum est de 5 000 $. Des renseignements détaillés sur les billets à rendement amélioré CI, série 1, de la CIBC se trouvent dans un prospectus préalable des Billets en date du 11 avril 2007 et un supplément de fixation du prix de la Banque Canadienne Impériale de Commerce, en date du 18 juin 2007, classés au www.sedar.com. Ils peuvent également être obtenus auprès des agents de courtage autorisés à distribuer ces titres.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actifs indépendante sous contrôle canadien qui gérait des actifs d'environ 98.7 milliards de dollars le 30 june 2007. CI Financial offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements:
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CXC, CXC.PR.A**

CI Investments announces exercise of over-allotment option of CIX Split Corp.

TORONTO (July 10, 2007) – CI Investments Inc. ("CI"), the manager of CIX Split Corp. (the "Company"), today announced that the Company has closed the exercise of the over-allotment option granted to the agents of the Company's recently completed initial public offering, by issuing 160,000 Priority Equity Shares at a price of $10 each and 160,000 Class A Shares at a price of $15 each, for total gross proceeds of $4.0 million. The Priority Equity Shares trade on the Toronto Stock Exchange under the symbol CXC.PR.A and the Class A Shares under CXC.

CIBC World Markets Inc. and Blackmont Capital Inc. were the lead agents for the offering, along with a syndicate of other investment dealers.

Meanwhile, the Company also announced today an initial distribution for the month ending July 31, 2007 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on July 31, 2007 to unitholders of record as at July 13, 2007.

The investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.7 billion in fee-earning assets as of June 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information, please contact:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CIBC CI M.A.X. Deposit Notes™, Series 9, ROC (Return of Capital), maximize returns with tax-efficient monthly distributions and leveraged growth potential

TORONTO (July 16, 2007) – CI Investments Inc. today announced the launch of CIBC CI M.A.X. Deposit Notes™, Series 9, ROC (Return of Capital), which offer investors exposure to the global diversification of CI Global High Dividend Advantage Fund.

The portfolio of CI Global High Dividend Advantage Fund is managed by Epoch Investment Partners, Inc. of New York, led by Chief Investment Officer William Priest, a 35-year veteran of Wall Street. The fund invests in a well-diversified mix of global dividend-paying companies that enhance shareholder yield through cash dividends, stock buybacks and debt reduction.

The Notes' dynamic allocation strategy provides the potential for up to 200% exposure to CI Global High Dividend Advantage Fund and offers potential distributions as tax-efficient returns of capital of up to 8.33% per annum. Initial exposure to the fund will be 125% and indicative monthly distributions are 5.20% per annum, equal to 75% of the ordinary distributions payable on the fund. All other distributions will be notionally reinvested in the Note. The Notes represent an appealing alternative to domestic fixed-income investments, combining the potential for enhanced returns through exposure to a fund of well-diversified global securities with higher current cash flow relative to fixed-income distributions that are immediately taxable. Investors are encouraged to consult their own tax advisors with respect to the tax consequences of an investment in the Notes.

The Notes' "declining bond floor" methodology allows for potentially greater exposure to the fund as the monthly return of capital distributions should increase the "distance" between the bond floor and the NAV of the Note relative to a note using a traditional bond floor methodology. This feature offers the possibility of enhancing the potential Final Variable Payment at maturity, as well as potential distributions throughout the life of the Note.

CIBC CI M.A.X. Deposit Notes™, Series 9, ROC (Return of Capital) are 100% eligible for registered plans and are available through most financial advisors until August 24, 2007. The issue price is $100 per deposit note, with a minimum investment of $5,000. The complete terms of the offering are set out in the information statement dated May 31, 2007, which can be obtained by investors from their advisors. Further information about the deposit notes can also be found at www.ci.com.

CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

CI Investments **News Release**

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.7 billion in fee-earning assets as of June 30, 2007. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

- 30-

For further information, please contact:

David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, 12 ième étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Les Billets de dépôt M.A.X.MC - CIBC CI, liés au R.D.C., série 9 maximisent les rendements avec des distributions mensuelles fiscalement avantageuses et la possibilité de recevoir un rendement amélioré

TORONTO (Le 16 juillet 2007) – CI Investments Inc. a annoncé aujourd'hui le lancement des Billets de dépôt M.A.X.MC - CIBC CI, liés au R.D.C. (Rendement du capital), série 9, qui offrent aux investisseurs une exposition à la diversification mondiale du Fonds mondial avantage dividendes élevés CI.

Le portefeuille du Fonds mondial avantage dividendes élevés CI est géré par Epoch Investment Partners, Inc. de New York, qui est dirigé par le directeur des placements William Priest, un vétéran de Wall Street qui possède 35 années d'expérience. Le Fonds investit dans une composition bien diversifiée de sociétés mondiales versant des dividendes qui améliore le rendement des porteurs de parts par le biais de dividendes en argent, de rachats d'actions et de réduction de la dette.

La stratégie de répartition dynamique des billets procure la possibilité d'une exposition au Fonds mondial avantage dividendes élevés CI pouvant atteindre 200 % et offre des distributions potentielles en terme de rendement du capital fiscalement avantageux pouvant atteindre 8,33 % par année. L'exposition initiale au Fonds sera de 125 % et les distributions mensuelles indicatives sont de 5,20 % par année, égales à 75 % des distributions ordinaires versées par le Fonds. Toutes les autres distributions seront réinvesties de façon théorique dans les billets. Les billets représentent une alternative attrayante aux placements domestiques à revenu fixe, combinant le potentiel d'obtenir des rendements améliorés par le biais d'une exposition à un fonds de titres mondiaux bien diversifiés avec des flux de trésorerie réels supérieurs aux distributions effectuées par les titres à revenu fixe qui sont immédiatement imposables. Les investisseurs sont encouragés à consulter leurs conseillers fiscaux en regard des conséquences fiscales d'un placement dans les Billets.

La méthodologie du « plancher obligataire descendant » des billets permet une exposition plus élevée au Fonds, car le rendement mensuel des distributions du capital devrait augmenter la « distance » entre le plancher obligataire et la VL des billets comparativement aux billets qui utilisent une méthodologie traditionnelle de plancher obligataire. Cette caractéristique offre la possibilité d'améliorer le dernier versement potentiel variable à l'échéance ainsi que les distributions tout au long de la durée de vie du billet.

Les Billets de dépôt M.A.X.MC - CIBC CI, liés au R.D.C. (Rendement du capital), série 9, sont entièrement admissibles aux comptes enregistrés et seront offerts jusqu'au 24 août 2007 par l'entremise de la majorité des conseillers financiers. Le prix d'émission est de 100 $ par billet de dépôt et le placement minimum est fixé à 5 000 $. Pour connaître l'intégralité des modalités de l'offre, les investisseurs peuvent consulter le document d'information daté du 31 mai 2007, qui

peut être obtenu auprès de leur conseiller financier. Des renseignements supplémentaires à l'égard des billets de dépôt sont disponibles au www.ci.com.

CIBC est une institution financière nord-américaine de premier ordre qui possède plus de 11 millions de clients (comptes personnels et d'entreprises). CIBC offre une gamme complète de produits et services par l'entremise de son important réseau bancaire électronique, de ses succursales et de ses bureaux au Canada, aux États-Unis et dans le monde.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 98,7 milliards de dollars le 30 juin 2007. CI Financial offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

82-4994

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Investments appoints KBSH as portfolio advisor to three multi-manager funds

TORONTO (July 20, 2007) – CI Investments Inc. today announced that it has appointed KBSH Capital Management Inc. as a portfolio advisor to CI American Managers® Corporate Class, a multi-manager, multi-style U.S. equity fund.

"KBSH is an institutional money manager with an exceptional track record in choosing U.S. stocks using a growth-oriented investment approach," said Peter W. Anderson, CI's Chief Executive Officer. "The KBSH team is a natural fit for the fund and will provide an additional layer of expertise and diversification."

CI American Managers Corporate Class, with $341 million in assets, has posted first-quartile results in the U.S. equity category over the three and five years ending June 30, 2007. The fund's portfolio is divided among five portfolio management teams, including KBSH, representing a variety of investment approaches. Continuing as portfolio advisors are William Priest and David Pearl of Epoch Investment Partners, David Picton of Synergy Asset Management, John Hock of Altrinsic Global Advisors, and Robert Beckwitt of Trilogy Global Advisors. The teams make their security selections independent of one another, while CI Investment Consulting monitors the overall portfolio.

KBSH also has been appointed as a portfolio advisor to Select U.S. Equity Managed Corporate Class and Select U.S. Equity Managed Fund. These multi-manager, multi-style American equity funds are part of Portfolio Select Series, a comprehensive investment program in which investors and their advisors can construct fully diversified, tax-efficient portfolios tailored to investors' individual objectives. KBSH will manage the small-cap portion of the Select U.S. Equity Managed Corporate Class and Select U.S. Equity Managed Fund portfolios. KBSH replaces Epoch Investment Partners, which continues to manage the large-cap value portion of the funds' portfolios, as well as a variety of other American and global mandates for CI.

KBSH Capital Management Inc., founded in 1980 as Knight, Bain, Seath & Holbrook, is a prominent Canadian institutional investment manager. It manages global portfolios for pension funds, foundations, managed accounts (wrap programs) and high net worth individuals. KBSH is part of the CI Financial Income Fund group of companies and is on the Web at www.kbsh.ca.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $98.7 billion in fee-earning assets as of June 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information, please contact:
Murray Oxby, Director, Communications, CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, Douzième étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Placements CI nomme KBSH à titre de gestionnaire de portefeuille pour trois fonds multi-gestionnaires

TORONTO (20 juillet 2007) – CI Investments Inc. a annoncé aujourd'hui la nomination de KBSH Capital Management Inc. à titre de gestionnaire de portefeuille de la Catégorie de société gestionnaires américains CI, un fonds d'actions américaines multi-gestionnaires et multi-styles.

« KBSH est un gestionnaire de placement institutionnel qui possède un excellent historique dans le choix de titres américains, utilisant une démarche orientée vers la croissance », a déclaré Peter W. Anderson, chef de la direction de CI. « L'équipe de KBSH convient tout à fait au Fonds et fournira une touche supplémentaire d'expertise et de diversification ».

La Catégorie de société gestionnaires américains CI, qui possède un actif de 341 millions de dollars, a affiché des résultats de premier quartile dans la portion d'actions américaines sur trois et cinq ans terminés le 30 juin 2007. La gestion du portefeuille de Fonds est partagée par cinq équipes de gestion de portefeuille, y compris KBSH, représentant une variété de démarches de placement. Les gestionnaires de portefeuille suivants poursuivront leur travail : William Priest et David Pearl d'Epoch Investment Partners, David Picton de Synergy Asset Management, John Hock d'Altrinsic Global Advisors et Robert Beckwitt de Trilogy Global Advisors. Les équipes effectuent la sélection de leurs titres de manière indépendante, alors que CI Investment Consulting surveille l'ensemble du portefeuille.

KBSH a également été nommé à titre de gestionnaire de portefeuille de la Catégorie de société gestion d'actions américaines Select et du Fonds gestions d'actions américaines Select. Ces fonds d'actions américaines multi-gestionnaires et multi-styles font partie de la Série Portefeuilles Sélect, un programme de placement complet dans lequel les investisseurs et leurs conseillers peuvent bâtir des portefeuilles fiscalement avantageux et pleinement diversifiés conçus d'après les objectifs personnels des investisseurs. KBSH gérera la portion à petite capitalisation des portefeuilles de la Catégorie de société gestion d'actions américaines Select et du Fonds gestion d'actions américaines Select. KBSH remplace Epoch Investment Partners, qui continue à gérer la portion à grande capitalisation du portefeuilles des fonds, ainsi qu'une variété d'autres mandats américains et mondiaux pour CI.

KBSH Capital Management Inc., fondé en 1980 sous le nom de Knight, Bain, Seath & Holbrook, est un gestionnaire de placement institutionnel canadien dominant. Il gère les portefeuilles mondiaux pour des fonds de pension, des fondations, des comptes gérés (programmes intégrés) et des individus à valeur nette élevée. KBSH fait partie du groupe de sociétés de CI Financial Income Fund et est sur le Web à l'adresse www.kbsh.ca.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX: CIX.UN), une firme de gestion d'actifs indépendante sous contrôle canadien. Au 30 juin 2007, CI gérait environ 98,7 milliards de dollars en actifs rapportant des commissions.

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Pour de plus amples renseignements, veuillez communiquer avec :
Murray Oxby
Directeur, Communications
CI Investments Inc.
416-364-1145

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces earnings conference call and webcast

TORONTO (July 27, 2007) – CI Financial Income Fund ("CI") today announced that it will hold a conference call and webcast on August 2, 2007, at 4 p.m. EDT to discuss its financial results for the second quarter. William T. Holland, Chief Executive Officer, and Stephen A. MacPhail, President and Chief Operating Officer, will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q2. Alternatively, investors may listen to the discussion by dialling (416) 644-3419 or 1-800-731-5319.

The call will be available for playback later that day until August 16, 2007, at (416) 640-1917 or 1-877-289-8525 (passcode: 21239178, followed by the number sign). The webcast will be archived at www.ci.com/q2. CI expects to release its results at about 12:00 p.m. on August 2 on Canada Newswire and www.ci.com/cix.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $98.7 billion in fee-earning assets at June 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
Tel.: (416) 364-1145

END